Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Human Genome Sciences, Inc. for the registration of $400,000,000 of common stock, preferred stock, debt securities, and warrants to purchase common stock, preferred stock or debt securities and to the incorporation by reference therein of our reports dated February 22, 2008, with respect to the consolidated financial statements of Human Genome Sciences, Inc., and the effectiveness of internal control over financial reporting of Human Genome Sciences, Inc., included in its Annual Report (Form 10-K/A) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP

Baltimore, Maryland
November 26, 2008